Bradford & Bingley

RECEIVED

2007 AUG -7 A 10:17

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

07025801

Tel. 01274 806106

26 July 2007

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

18 July 2007

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**July 2007**	**June 2007**
Outstanding current balance of mortgages	£9,181,398,404	£6,455,910,202
Number of mortgages	97,476	76,321
Average loan balance	£94,191	£84,589
Weighted average current LTV	63.60%	59.42%
Arrears:		
1 month +	2.72%	2.00%
3 months +	0.45%	0.68%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Bradford & Bingley

Interim Financial Report

For the 6 months ended 30 June 2007

26 July 2007

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial conditions, business performance and results of Bradford & Bingley plc. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of Bradford & Bingley plc including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which Bradford & Bingley plc and its affiliates operate. As a result, Bradford & Bingley plc's actual future financial condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward-looking statements.

Interim financial report for the 6 months ended 30 June 2007

Highlights

- Underlying profit before tax up 10% to £180.4m (1H 2006: £164.2m)
- Statutory profit before tax £180.4m (1H 2006: £74.8m)
- Underlying earnings per share up 10% to 20.4p (1H 2006: 18.6p)
- Statutory earnings per share 20.4p (1H 2006: 8.7p)
- Record gross new residential lending up 51% to £7.2bn (1H 2006: £4.8bn)
- Record net new residential lending up 92% to £4.5bn (1H 2006: £2.4bn)
- Residential lending balances up 14% from year end to £35.6bn (FY 2006: £31.1bn)
- Savings balances up 4% from year end to £20.5bn (FY 2006: £19.7bn)
- Group net interest margin 1.14% (FY 2006: 1.19%)
- Underlying cost:income ratio improved to 43.0% (1H 2006: 44.5%)
- Interim dividend per share 6.7p, one third of last year's full year amount of 20.0p in line with our new interim dividend practice*
- Share buyback of £250m to take place over next 12 months to improve capital efficiency and increase earnings per share

Commenting on the results, Steven Crawshaw, Group Chief Executive, said:
"Bradford & Bingley has delivered another strong performance in the first half and I am pleased we've grown profits by 10%. We've achieved record levels of lending and solid savings growth. Our pipeline of new business is at all-time high levels providing us with a good start to the second half. The drivers of the specialist markets and credit quality remain robust. We continue to be comfortable with the market's expectations of underlying profit for the full year."

* new dividend practice, announced in February 2007, of an interim dividend per share that is one-third of the total for the prior year

Group Chief Executive's Report

Overview

The first half of 2007 has been an excellent period of growth for Bradford & Bingley. Our strategy of establishing leading positions in sectors of the UK mortgage market that offer superior long-term potential for growth and profitability has continued to be successful. We have grown both profits and earnings per share by 10%.

Our specialist lending business has delivered record results. During the six month period, we achieved gross residential lending of £7.2bn and net lending of £4.5bn, leading to an increase in residential mortgage balances to £35.6bn, up 25% on a year ago and 14% on December 2006.

Our market share of net lending during the first half was around 9%, some three times our share of total outstanding UK mortgage lending balances.

During the first half, costs grew less than 3%, delivering a further improvement in the cost:income ratio to 43.0% from 44.5%.

Our funding programmes have proved very successful. We have grown retail savings by £0.8bn with all channels performing well. We continue to be active in the wholesale markets and have raised £2.5bn from our securitisation programme and a further €2.5bn under the covered bond programme.

We are announcing a £250m share buyback, aimed at increasing earnings per share by improving the efficiency of our capital.

Our Performance

Profits

Underlying profit before tax increased by 10% to £180.4m (1H 2006: £164.2m). Underlying earnings per share were up 10% to 20.4p (1H 2006: 18.6p). Underlying return on equity was 17.3% (1H 2006: 17.8%). This profit growth was driven by total income increasing by 6% to £325.5m (1H 2006: £306.1m), cost growth being restricted to under 3% at £139.8m (1H 2006: £136.3m) and an impairment charge of £5.3m (1H 2006: £5.6m).

Net Interest Income

The Group's net interest income increased by 9% to £271.2m (1H 2006: £248.2m) on average interest-earning asset growth of 16%, with strong residential lending partly offset by a lack of growth in commercial loans. This growth has been the main contributor to a five basis point reduction in the Group's net interest margin to 1.14% (FY 2006: 1.19%).

As the Group has grown we have raised new funding from a number of sources, secured and unsecured wholesale funds and retail deposits. Due to the mix of funding the cost of new funds is higher than the existing average cost of liabilities at the start of the period and has a five basis point impact on the margin at a Group level. In addition, the rapid increase in interest rates, in particular the two-year swap rates, where a significant amount of finance is required to fund fixed rate mortgages, has contributed to the increased effective cost of funds, diluting the margin by a further one basis point. Finally, the relative change in the mix of assets on the balance sheet has caused another two basis points reduction. This eight basis point reduction in margin has been offset by increased returns on

interest free liabilities due to higher absolute interest rates and an increase in balances, reducing the overall impact to a net dilution of five basis points.

Non-Interest Income

As anticipated, total non-interest income declined somewhat in the first half to £54.3m (1H 2006: £57.9m), due mainly to our withdrawal from mortgage broking, together with a modest reduction in mortgage administration fees charged at the end of a loan.

The Group undertook 9 further sale and leaseback transactions on our branches, generating a net gain in non-operating income of £8.8m, compared to £5.7m in 1H 2006.

Costs

We continue to hold cost growth below income growth, whilst investing in people, marketing and infrastructure to support our rapidly growing business. Underlying costs rose by less than 3% to £139.8m (1H 2006: £136.3m), reflecting the benefit of efficiencies in IT and operations which offset additional investment in front-line staff and brand advertising.

Credit Quality and Impairment

As anticipated, arrears increased modestly in the first half of the year, reflecting the five recent rises in interest rates. We expect the proportion of loans in arrears will continue to rise slightly in the current environment. The number of cases more than three months in arrears including those in possession represented 1.43% (1H 2006: 1.36%) of the total book at the end of June. Within this, properties in possession as a proportion of total loans increased slightly to 0.13% (1H 2006: 0.11%).

The quality of our book is reflected in a low indexed loan-to-value ratio of 54% and modest credit losses. A charge of £5.3m (1H 2006: £5.6m) has been made to the income statement for the first half of the year, reflecting a small reduction in commercial lending impairment which offsets the small rise in residential.

We do not originate sub-prime mortgages and have no unsecured customer loans on our balance sheet.

Balance Sheet

The first half of 2007 was a period of record gross and net lending. Gross new lending was up by 39% to £7.7bn (1H 2006: £5.5bn). Total net lending was up 82% to £4.5bn (1H 2006: £2.5bn). Total lending balances of £40.6bn increased by 21% year-on-year and 12% year-to-date.

During the first half, we achieved record gross residential mortgage advances, up 51% at £7.2bn (1H 2006: £4.8bn). Of this total, £4.7bn (1H 2006: £3.7bn) was originated through intermediaries and direct channels and £2.5bn (1H 2006: £1.1bn) was purchased from GMAC-RFC and Kensington Mortgage Group Ltd. Net mortgage lending during the period was also a record £4.5bn (1H 2006: £2.4bn), of which £1.9bn was acquired. The residential loan redemption rate decreased during the first half of the year to 17.2% of opening balances (1H 2006: 18.5%), well below the estimated industry average of around 23% (1H 2006: 23%). Our estimated market share of net lending was around 9% (1H 2006: 4.7%) significantly above our share of stock of 3% (1H 2006: 2.9%).

Specialist Markets

The specialist markets in which we compete continued to grow more rapidly than the mainstream mortgage market, underpinned by long-term trends in UK consumer demographics. The buy-to-let market was particularly strong, being well supported by good tenant demand and steadily rising rents, both of which are driven by an increasingly mobile and fragmented population. Landlords wishing to participate in the investment property market have remained very positive and are continuing to use buy-to-let as a long-term investment vehicle. We grew buy-to-let balances by 24% year-on-year and self-cert by 39%.

The self-cert market continues to be driven by the increase in self-employment levels and more flexible working patterns. This market is difficult to quantify as there are no industry definitions of self-cert lending. Primarily, we lend to the self-employed and those people with more than one job who want their total income to be taken into account in their borrowing calculations. We use our specialist experience and individually underwrite these loans, charging a slightly higher margin for a slightly higher risk. All our self-cert lending is to prime customers with good credit history and payment records. We are therefore comfortable that our self-cert lending delivers the appropriate balance between risk and return; equally we are confident that our targeted approach demonstrates responsible lending. We understand that elsewhere in the market self-cert business is being accepted on the basis of "fast-track" approvals; we have no plans to increase our market share by relaxing our lending criteria in this way.

We continue on our mission to lead the UK's specialist lending market and hold strong positions in our chosen prime secured segments. We believe our market share in buy-to-let and self-cert has increased in the first half. Organic buy-to-let volumes are up 25%, reflecting the strength of our proposition. As an experienced lender in these markets, we are confident that we can maintain and build on our strong position through high levels of service, product innovation, prudent underwriting and a risk-based approach to pricing.

We have continued to acquire mortgage portfolios from both GMAC-RFC and Kensington Mortgage Group Ltd under our forward-sale agreements. We regard these arrangements as an additional distribution channel where the loan is brought to us by a manufacturer, rather than a mortgage broker. Loans acquired via the forward sales agreements are similar in profitability and credit quality to those we originate through our own channels.

We maintained commercial and housing association lending balances at £5.0bn (FY 2006: £5.0bn) in a competitive market.

Funding

In line with our objective, we have continued to broaden our funding base during the first half of the year through a mixture of retail, secured and unsecured wholesale funding initiatives. We increased retail deposit balances by £0.8bn to £20.5bn during the period (FY 2006: £19.7bn). This growth in retail funding was supplemented by our successful secured funding programmes. In May we issued £2.5bn in sterling, dollars and euros and under our covered bond programme we raised €2.5bn in June. Both issues attracted a broad range of investors at good pricing levels.

The Group's total liabilities now comprise 17% securitised funding, 11% covered bonds, 25% wholesale funding and 39% retail balances with the remaining 8% attributable to capital and other liabilities (FY 2006: 15%, 9%, 25%, 43% and 8% respectively).

Shareholders' Equity

The first half-year saw a substantial increase in shareholders' equity to £1,570m (December 2006: £1,420m). In addition to the profit for the period, there was a £49m after-tax reduction in the Group's pension liability and a £76m net increase in reserves arising on cash flow hedging of derivatives used to hedge fixed-rate loans. These additions to shareholders' equity do not affect the Group's regulatory capital or distributable reserves, but do reduce the reported return on equity for the period by three-quarters of a percent.

Capital and Basel II

The Group's total capital ratio is 14.7% (1H 2006: 12.3%) and the tier 1 ratio is 8.5% (1H 2006: 7.1%) based on the credit risk calculation of risk weighted assets under Pillar I of the Basel II Standardised approach.

We moved to the standardised approach to retail credit risk in April 2007 and submitted our waiver application for the adoption of the Internal Ratings Based ("IRB") approach at the end of June. In adopting the standardised approach on the way to full IRB, we have received part of the benefit that is available under IRB. Our IRB pillar one calculations in the waiver application suggest we will receive further incremental benefit over the standardised approach when we move to IRB in the second half of 2008. We will be in a position to provide further information when we have concluded our discussions with the Financial Services Authority.

We indicated at our prelims in February that we intended to use the additional capital capacity afforded to us by moving to the standardised approach to support the growth in our asset base. We have been able to grow the business by 15% since the year end, with risk-weighted assets reducing by 10%. Our tier 1 bank capital is currently undergeared and, as part of our plans to increase the efficiency of our capital, we plan to buy back up to £250m of shares over the next year and will consider issuing preference shares or other non-equity capital to achieve the right amount of tier 1 regulatory capital.

The transition from standardised to the IRB approach under Basel II next year will provide a further opportunity to re-base the amount of capital in the business. Our approach will be to manage capital in our shareholders' best interests.

Dividend

We announced in February that, rather than make an assumption in the first part of the year on the level of dividend growth, we would adopt a clearer practice of declaring an interim dividend per share that is one-third of the total for the prior year. In line with this policy, the Board has approved an interim dividend of 6.7 pence per share (FY 2006: 20.0 pence). This will be paid on 5 October 2007 to shareholders on the register at the close of business on 24 August 2007.

Board changes

Sir George Cox, Senior Independent Director and a director for 7 years, will step down from the Board at the end of September. The Board expresses its thanks for his advice and support in guiding the strategy of the Group since privatisation. Nick Cosh will be appointed Senior Independent Director and Louise Patten has been appointed Chairman of the Remuneration Committee. Michael Buckley will be appointed a non-executive director with effect from today. He was Chief Executive of Allied Irish Bank plc until June 2005.

Outlook

The fundamentals of the housing and mortgage markets remain strong. However, the five increases in interest rates since August last year are now showing signs of slowing the rate of growth in the residential mortgage markets. The buy-to-let sector has continued to be very buoyant in the first half of the year and we believe it will continue to outperform the mainstream market in the second half and beyond, as the supporting demographics continue to drive demand over the medium-term.

We have achieved our growth objective during the first half of the year and have a record pipeline of new business. We will improve our capital efficiency – the £250m share buy-back announced today is an example of this.

Analysis of Profits and Earnings Per Share

In order to aid comparison of the 2007 results with those of 2006, the underlying results are presented, which exclude the costs associated with compensation claims for mis-sold endowment and investment products. An explanation of the "Underlying" and "Statutory" accounting bases is provided below.

Details of the profit before tax, profit for the financial period and earnings per share ("EPS") on each basis are presented in the following table:

		6 months to 30 June 2007	6 months to 30 June 2006	12 months to 31 December 2006
Statutory Basis				
Profit before taxation	£m	180.4	74.8	246.7
Profit for the financial period	£m	129.0	54.8	177.7
Basic EPS	p	20.4	8.7	28.2
Underlying Basis				
Underlying profit before taxation	£m	180.4	164.2	336.1
Underlying profit for the financial period	£m	129.0	117.4	240.3
Underlying basic EPS	p	20.4	18.6	38.1

Reconciliation of Statutory and Underlying Measurements

		6 months to 30 June 2007	6 months to 30 June 2006	12 months to 31 December 2006
Profit before taxation				
Statutory profit before taxation	£m	**180.4**	**74.8**	**246.7**
Compensation costs	£m	-	89.4	89.4
Underlying profit before taxation	£m	**180.4**	**164.2**	**336.1**
Earnings per share				
Statutory profit for the financial period	£m	**129.0**	**54.8**	**177.7**
Compensation costs	£m	-	62.6	62.6
Underlying profit for the financial period	£m	**129.0**	**117.4**	**240.3**
Weighted average number of ordinary shares	m	631.2	629.7	630.2
Underlying basic earnings per share	p	**20.4**	**18.6**	**38.1**
Taxation charge				
Statutory taxation charge	£m	**51.4**	**20.0**	**69.0**
Taxation of compensation costs	£m	-	26.8	26.8
Underlying taxation charge	£m	**51.4**	**46.8**	**95.8**
Underlying profit before taxation	£m	180.4	164.2	336.1
Underlying effective taxation rate	%	**28.5**	**28.5**	**28.5**

Accounting Bases

The Group's financial information is prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS") as adopted for use in the European Union. This is the "Statutory Basis" of presentation of the Group's financial information. In addition, information is presented on the "Underlying Basis" which applies to certain measures of performance. References to underlying performance measures exclude the costs of compensation for actual and potential claims for regulated endowment and investment business written in the past.

Summary of Results

		6 months to 30 June 2007	6 months to 30 June 2006	12 months to 31 December 2006
Key Performance Indicators				
Underlying profit before taxation*	£m	**180.4**	164.2	336.1
Net interest margin	%	**1.14**	1.20	1.19
Underlying cost:income ratio**	%	**43.0**	44.5	44.2
Underlying earnings per share*	p	**20.4**	18.6	38.1
Underlying return on equity*	%	**17.3**	17.8	17.4
Dividend per share	p	**6.7**	6.6	20.0
Indexed LTV	%	**54**	53	53
Residential:				
Gross advances	£bn	**7.2**	4.8	10.3
Net advances	£bn	**4.5**	2.4	5.1
Redemptions	£bn	**2.7**	2.4	5.2
Residential redemptions (% opening book)	%	**17.2**	18.5	19.7
Funding Mix:				
Retail	%	**39**	43	43
Wholesale	%	**25**	31	25
Securitised	%	**17**	10	15
Covered Bonds	%	**11**	8	9
Capital / Other	%	**8**	8	8
Asset Mix:				
Buy-to-Let	%	**39**	38	40
Self-cert	%	**15**	13	15
Other Residential	%	**14**	14	14
Commercial and Housing Association	%	**10**	12	11
Wholesale / Other	%	**22**	23	20
Lending Balances – total	£bn	**40.6**	33.5	36.1
Residential	£bn	**35.6**	28.4	31.1
Commercial	£bn	**2.9**	2.8	2.7
Housing Association	£bn	**2.1**	2.3	2.3
Savings Balances – total	£bn	**20.5**	18.5	19.7
Branch based	£bn	**13.3**	12.6	12.8
Direct	£bn	**4.2**	3.1	4.0
Offshore	£bn	**3.0**	2.8	2.9
Capital structure				
Tier 1	£m	**1,562.0**	1,470.1	1,545.1
Tier 2	£m	**1,226.4**	1,125.5	1,255.5
Tier 1 ratio	%	**8.5**	7.1	7.6
Total capital ratio	%	**14.7**	12.3	13.2
Risk weighted assets	£bn	**18.4**	20.6	20.4
Other Measures				
Interest spread	%	**0.94**	1.04	1.02
Cost:income ratio**	%	**43.0**	73.7	58.7
Return on equity	%	**17.3**	8.3	12.9
Basic earnings per share	p	**20.4**	8.7	28.2

* The Underlying basis is defined and analyses of underlying profit, costs and earnings per share are provided on page 8

** Cost:income ratio represents administrative expenses divided by the sum of net operating income and non-operating income

Independent review report to Bradford & Bingley plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2007 which comprises the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Recognised Income and Expense, the Consolidated Cash Flow Statement and the related notes on pages 11 to 24. We have read the other information contained in the Interim Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report or for the conclusions we have reached.

Directors' responsibilities

The Interim Financial Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Financial Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

KPMG Audit Plc
Chartered Accountants
Leeds
25 July 2007

Consolidated Income Statement

£m	6 months to 30 June 2007	6 months to 30 June 2006	12 months to 31 December 2006
Interest receivable and similar income	1,410.2	1,123.9	2,383.0
Interest expense and similar charges	(1,139.0)	(875.7)	(1,872.8)
Net interest income	**271.2**	**248.2**	**510.2**
Fee and commission income	**42.4**	**44.9**	**91.7**
Gains less losses on sale of debt securities	0.4	1.3	2.1
Fair value movements on financial instruments	(1.0)	1.9	0.2
Other operating income	3.7	4.1	5.2
Net operating income	**316.7**	**300.4**	**609.4**
Administrative expenses			
- Ongoing	(139.8)	(136.3)	(271.6)
- Compensation	-	(89.4)	(89.4)
Loan impairment loss	(5.3)	(5.6)	(7.4)
Non-operating income	8.8	5.7	5.7
Profit before taxation	**180.4**	**74.8**	**246.7**
Taxation	(51.4)	(20.0)	(69.0)
Profit for the financial period	**129.0**	**54.8**	**177.7**
Earnings per share:			
- Basic	20.4p	8.7p	28.2p
- Diluted	20.4p	8.7p	28.1p

The results above arise from continuing activities and are attributable to the equity shareholders.

Consolidated Balance Sheet

As at	30 June 2007	30 June 2006	31 December 2006
£m			
Assets			
Cash and balances at central banks	195.8	50.9	202.6
Loans and advances to banks	4,863.2	3,720.9	3,301.4
Loans and advances to customers	40,562.7	33,474.1	36,131.7
Fair value adjustments on portfolio hedging	(333.1)	(45.8)	(70.4)
Debt securities	5,864.5	5,701.2	5,299.9
Derivative financial instruments	772.4	275.8	291.0
Prepayments and accrued income	25.8	29.3	25.0
Other assets	7.8	14.8	21.3
Deferred tax assets	-	31.0	5.7
Property, plant and equipment	99.4	91.0	90.8
Intangible assets	48.2	50.9	55.2
Total assets	**52,106.7**	**43,394.1**	**45,354.2**
Liabilities			
Deposits by banks	1,757.5	1,729.3	1,512.4
Customer accounts	23,594.6	21,773.1	22,201.0
Fair value adjustments on portfolio hedging	(18.2)	-	-
Derivative financial instruments	881.3	271.4	493.4
Debt securities in issue	22,485.5	16,487.5	17,841.3
Other liabilities	148.5	113.0	115.6
Accruals and deferred income	88.7	108.0	84.4
Current tax liabilities	127.5	103.7	96.0
Deferred tax liabilities	43.3	-	-
Post-retirement benefit obligations	7.7	110.7	83.2
Provisions	79.6	102.5	94.8
Subordinated liabilities	1,192.3	1,133.6	1,247.0
Other capital instruments	148.0	162.7	165.2
Total liabilities	**50,536.3**	**42,095.5**	**43,934.3**
Equity			
Capital and reserves attributable to equity holders:			
Share capital	158.6	158.6	158.6
Share premium reserve	4.9	4.9	4.9
Capital redemption reserve	25.0	25.0	25.0
Other reserves	91.9	(3.3)	19.1
Retained earnings	1,290.0	1,113.4	1,212.3
Total attributable equity	**1,570.4**	**1,298.6**	**1,419.9**
Total equity and liabilities	**52,106.7**	**43,394.1**	**45,354.2**

Consolidated Statement of Recognised Income and Expense

£m	6 months to 30 June 2007	6 months to 30 June 2006	12 months to 31 December 2006
Available-for-sale instruments:			
Net losses recognised in equity during the period	(4.6)	(6.4)	(8.8)
Amounts transferred from equity and recognised in profit during the period	(0.4)	(1.3)	(2.1)
Cash flow hedges:			
Net gains/(losses) recognised in equity during the period	108.1	(21.9)	16.6
Transferred (to)/from the initial carrying amount of hedged items	(2.8)	2.0	(3.0)
Actuarial gains on post-retirement benefit obligations	69.6	-	20.1
Taxation on the above items taken directly to equity	(48.3)	2.3	(11.6)
Net income/(expense) recognised directly in equity	**121.6**	**(25.3)**	**11.2**
Profit for the financial period	**129.0**	**54.8**	**177.7**
Total recognised income and expense for the financial period	**250.6**	**29.5**	**188.9**

The results above arise from continuing activities and are attributable to the equity shareholders.

Consolidated Cash Flow Statement

£m	6 months to 30 June 2007	6 months to 30 June 2006	12 months to 31 December 2006
Cash flows from operating activities			
Profit for the financial period	**129.0**	**54.8**	**177.7**
Adjustments to reconcile net profit to cash flow from/(used in) operating activities:			
Income tax expense	51.4	20.0	69.0
Depreciation and amortisation	11.1	8.7	18.0
Impairment losses on loans and advances	8.0	8.3	14.9
Recoveries of loans and advances previously written off	(2.7)	(2.7)	(7.5)
Interest on subordinated liabilities and other capital instruments	45.5	48.3	89.6
Net profit on sale of property, plant and equipment and intangible assets	(10.7)	(6.4)	(5.5)
Gains less losses on sale of debt securities	(0.4)	(1.3)	(2.1)
Cash flows from operating activities before changes in operating assets and liabilities	**231.2**	**129.7**	**354.1**
Net (increase)/decrease in operating assets:			
Loans and advances to banks and customers	(1,755.4)	(1,237.8)	(2,782.6)
Acquisitions of mortgage portfolios	(2,469.7)	(1,065.8)	(2,540.6)
Fair value adjustments on portfolio hedging	262.7	200.8	225.4
Debt securities	(73.8)	(58.1)	426.3
Derivative financial instruments	(481.4)	(13.0)	(28.2)
Prepayments and accrued income	(0.8)	4.3	8.6
Other assets	13.5	100.5	94.0
Net increase/(decrease) in operating liabilities:			
Deposits by banks and customer accounts	1,691.9	829.7	898.2
Fair value adjustments on portfolio hedging	(18.2)	-	-
Derivative financial instruments	387.9	(59.7)	162.3
Debt securities in issue	1,022.5	(383.9)	(1,811.8)
Other liabilities	(42.6)	(29.3)	(54.2)
Accruals and deferred income	(59.7)	(81.1)	61.0
Provisions	(15.2)	67.6	59.9
Income taxes (paid)/received	(19.2)	18.6	(27.0)
Other non-cash items	96.5	(15.0)	(26.9)
Net cash used in operating activities	**(1,229.8)**	**(1,592.5)**	**(4,981.5)**
Cash flows from investing activities:			
Purchase of property, plant and equipment and intangible assets	(15.7)	(12.4)	(26.6)
Proceeds from sale of property, plant and equipment	13.7	8.6	8.5
Net cash used in investing activities	**(2.0)**	**(3.8)**	**(18.1)**
Cash flows from financing activities:			
Purchase of own shares	(18.7)	-	-
Proceeds from disposal of own shares	4.8	4.5	7.8
Net proceeds from issue of subordinated liabilities	-	-	250.0
Repayments of subordinated liabilities	-	-	(125.0)
Net proceeds from secured funding	4,182.0	2,324.9	6,178.4
Repayments of secured funding	(559.3)	(79.1)	(1,164.8)
Interest paid on subordinated liabilities and other capital instruments	(35.7)	(38.4)	(89.0)
Dividends paid	(84.7)	(77.6)	(119.2)
Net cash from financing activities	**3,488.4**	**2,134.3**	**4,938.2**
Net increase/(decrease) in cash and cash equivalents	**2,256.6**	**538.0**	**(61.4)**
Cash and cash equivalents at beginning of period	3,647.6	3,709.0	3,709.0
Cash and cash equivalents at end of period	**5,904.2**	**4,247.0**	**3,647.6**
Represented by cash and assets with original maturity of three months or less within:			
Cash and balances at central banks	9.3	13.4	17.8
Loans and advances to banks	4,863.2	3,720.9	3,088.5
Debt securities	1,031.7	512.7	541.3
	5,904.2	**4,247.0**	**3,647.6**
Balances maintained with the Bank of England	**186.5**	**37.5**	**184.8**

The Group is required to maintain balances with the Bank of England, as shown above. These balances are not included in cash for the purposes of the Cash Flow Statement.

Notes to the financial information

1. Reporting entity

Bradford & Bingley plc ("the Company") is a public limited company incorporated in the UK under the Companies Act 1985. The financial information in this Interim Financial Report consolidates the Company and its subsidiaries (including special purpose vehicles) together referred to as "the Group". The Group's consolidated financial statements for the year ended 31 December 2006 are included in the Group's 2006 Annual Report & Accounts available on the Group's website www.bbg.co.uk.

2. Basis of preparation

The information in this document does not include all of the disclosures required by IFRS in full annual financial statements, and it should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2006. This interim financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2006.

3. Estimates

The preparation of the Group's Interim Financial Report requires estimates, assumptions and judgements to be made, which affect the reported results and balances. Actual outcomes may differ from these estimates, with a consequent impact on the results of future periods. The significant estimates, assumptions and judgements made in preparing the Group's Interim Financial Report were the same as those applied in the preparation of the Group's consolidated financial statements for the year ended 31 December 2006.

4. Net interest income

	6 months to 30 June 2007	**6 months to 30 June 2006**	**12 months to 31 December 2006**
£m			
Net interest income	271	248	510
Average interest-earning assets ("IEA")	48,124	41,567	42,692
Financed by:			
Interest-bearing liabilities	46,140	40,083	41,122
Interest-free liabilities	1,984	1,484	1,570
%			
Average rates			
Gross yield on IEA	5.91	5.44	5.57
Cost of interest-bearing liabilities	(4.97)	(4.40)	(4.55)
Interest spread	0.94	1.04	1.02
Contribution of interest-free liabilities	0.20	0.16	0.17
Net interest margin	**1.14**	**1.20**	**1.19**
Average bank base rate	5.32	4.50	4.64
Average 3-month LIBOR	5.65	4.61	4.84
Average 3-year swap rate	5.81	4.87	5.07

5. Non-interest income

£m	6 months to 30 June 2007	6 months to 30 June 2006	12 months to 31 December 2006
Financial services:			
Mortgage related	3.0	5.3	10.9
Investment related	16.0	16.1	31.5
General insurance	9.7	9.8	19.4
Other financial services	0.9	1.3	2.4
Total financial services	29.6	32.5	64.2
Lending related income	13.5	14.7	28.9
Income from sale and leaseback transactions	8.8	5.7	5.7
Gains less losses on sale of debt securities	0.4	1.3	2.1
Fair value movements on financial instruments	(1.0)	1.9	0.2
Other	3.0	1.8	3.8
Total	**54.3**	**57.9**	**104.9**

Non-interest income comprises net operating income (excluding net interest income) and non-operating income.

6. Administrative expenses

£m	6 months to 30 June 2007	6 months to 30 June 2006	12 months to 31 December 2006
Staff related costs	61.5	58.0	118.2
Premises	10.0	9.5	21.9
Marketing	10.4	8.3	15.3
Depreciation and amortisation	11.1	8.8	18.2
Other operating costs	46.8	51.7	98.0
Underlying administrative expenses	**139.8**	**136.3**	**271.6**
Compensation costs	-	89.4	89.4
Total	**139.8**	**225.7**	**361.0**

7. Taxation

£m	6 months to 30 June 2007	6 months to 30 June 2006	12 months to 31 December 2006
Profit before taxation	**180.4**	**74.8**	**246.7**
UK corporation tax at 30%	**(54.1)**	**(22.4)**	**(74.0)**
Effects of:			
Expenses not deductible for taxation	(1.7)	(2.5)	(3.6)
Lower rate on overseas earnings	4.2	2.9	3.0
Adjustments in respect of previous periods	0.2	2.0	5.6
Total taxation charge for the financial period	**(51.4)**	**(20.0)**	**(69.0)**
Effective tax rate (%)	28.5	26.7	28.0

The tax charge for the period includes overseas tax of £9.2m (1H 2006 £9.8m, full year 2006 £20.1m). Deferred tax appropriately reflects the change to the full rate of UK corporation tax from 30% to 28% which will become effective 1 April 2008.

8. Earnings per share

	6 months to 30 June 2007	6 months to 30 June 2006	12 months to 31 December 2006
Basic (p)	**20.4**	**8.7**	**28.2**
Diluted (p)	**20.4**	**8.7**	**28.1**
The earnings per share is calculated using the following amounts of profit attributable to equity shareholders:			
Profit for the financial period (£m)	**129.0**	**54.8**	**177.7**
Shares (m)			
Weighted average number of ordinary shares in issue	631.2	629.7	630.2
Dilutive effect of ordinary shares issuable under Company share schemes	1.3	2.3	2.0
Diluted weighted average number of ordinary shares	**632.5**	**632.0**	**632.2**

Shares acquired by employee share trusts, which are deducted from retained earnings, have been excluded from the calculation of earnings per share as they are treated as if they are cancelled until such time as they vest unconditionally to the employee.

9. Dividends

	6 months to 30 June 2007	6 months to 30 June 2006	12 months to 31 December 2006
£m			
Dividends paid	**84.7**	**77.6**	**119.2**

A 2006 final dividend of 13.4 pence per share (2005: 12.3 pence) was paid on 4 May 2007 to shareholders on the Register at the close of business on 23 March 2007, making a total dividend in respect of 2006 of 20.0 pence per share (2005: 18.3 pence). A 2007 interim dividend of 6.7 pence per share (1H 2006: 6.6 pence) will be paid on 5 October 2007 to shareholders on the Register at the close of business on 24 August 2007. In accordance with IAS 10 "Events after the Balance Sheet Date" the interim dividend was not accrued at 30 June 2007 as it was not a liability as at that date.

10. Loans and advances to customers

As at	30 June 2007	30 June 2006	31 December 2006
£m			
Net of impairment:			
Advances secured on residential properties	37,699.8	30,690.8	33,431.1
Other secured advances	2,862.9	2,783.3	2,700.6
Total	**40,562.7**	**33,474.1**	**36,131.7**

11. Lending – Mortgage movements

	6 months to 30 June 2007			As at 30 June 2007	
	New mortgages		Net advances	Balances	
	£m	%	£m	£m	%
Residential					
Organic					
Buy-to-let	3,116.7	66	1,935.8	18,924.4	66
Self-cert	1,060.9	22	573.1	5,211.4	18
Standard and other specialist	553.3	12	118.1	4,693.1	16
Total	**4,730.9**	**100**	**2,627.0**	**28,828.9**	**100**
Acquired					
Buy-to-let	497.7	20	369.7	1,587.4	23
Self-cert	841.0	34	565.5	2,817.3	42
Standard and other specialist	1,131.0	46	954.7	2,373.9	35
Total	**2,469.7**	**100**	**1,889.9**	**6,778.6**	**100**
Buy-to-let	3,614.4	50	2,305.5	20,511.8	58
Self-cert	1,901.9	27	1,138.6	8,028.7	23
Standard and other specialist	1,684.3	23	1,072.8	7,067.0	19
Total residential	**7,200.6**	**100**	**4,516.9**	**35,607.5**	**100**
Residential	7,200.6	94	4,516.9	35,607.5	88
Commercial property & housing associations	477.9	6	(48.5)	4,955.2	12
Total	**7,678.5**	**100**	**4,468.4**	**40,562.7**	**100**

	6 months to 30 June 2006			As at 30 June 2006	
	New mortgages		Net advances	Balances	
	£m	%	£m	£m	%
Residential					
Organic					
Buy-to-let	2,498.4	67	1,413.1	15,562.0	64
Self-cert	1,036.7	28	747.9	3,963.8	16
Standard and other specialist	175.6	5	(468.0)	4,890.6	20
Total	**3,710.7**	**100**	**1,693.0**	**24,416.4**	**100**
Acquired					
Buy-to-let	107.1	10	11.2	962.1	24
Self-cert	540.4	51	326.2	1,825.4	46
Standard and other specialist	418.3	39	326.3	1,169.1	30
Total	**1,065.8**	**100**	**663.7**	**3,956.6**	**100**
Buy-to-let	2,605.5	55	1,424.3	16,524.1	58
Self-cert	1,577.1	33	1,074.1	5,789.2	20
Standard and other specialist	593.9	12	(141.7)	6,059.7	22
Total residential	**4,776.5**	**100**	**2,356.7**	**28,373.0**	**100**
Residential	4,776.5	86	2,356.7	28,373.0	85
Commercial property & housing associations	763.5	14	102.2	5,101.1	15
Total	**5,540.0**	**100**	**2,458.9**	**33,474.1**	**100**

11. Lending – Mortgage movements (continued)

	12 months to 31 December 2006			As at 31 December 2006	
	New mortgages		Net advances	Balances	
	£m	%	£m	£m	%
Residential					
Organic					
Buy-to-let	5,124.3	66	2,803.5	16,962.4	65
Self-cert	2,159.6	28	1,419.5	4,635.6	18
Standard and other specialist	463.8	6	(730.0)	4,622.1	17
Total	**7,747.7**	**100**	**3,493.0**	**26,220.1**	**100**
Acquired					
Buy-to-let	475.0	19	278.3	1,225.9	25
Self-cert	1,209.6	47	775.1	2,263.4	46
Standard and other specialist	856.0	34	586.4	1,425.3	29
Total	**2,540.6**	**100**	**1,639.8**	**4,914.6**	**100**
Buy-to-let	5,599.3	54	3,081.8	18,188.3	58
Self-cert	3,369.2	33	2,194.6	6,899.0	22
Standard and other specialist	1,319.8	13	(143.6)	6,047.4	20
Total residential	**10,288.3**	**100**	**5,132.8**	**31,134.7**	**100**
Residential	10,288.3	89	5,132.8	31,134.7	86
Commercial property & housing associations	1,242.5	11	(3.9)	4,997.0	14
Total	**11,530.8**	**100**	**5,128.9**	**36,131.7**	**100**

12. Loan impairment loss

6 months to 30 June 2007	On residential mortgages	On commercial property and housing association loans	Total
£m			
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 1 January 2007	**47.8**	**1.6**	**49.4**
Write-offs	(8.8)	-	(8.8)
Loan impairment charge/(credit)	9.0	(1.4)	7.6
Discount unwind	0.4	-	0.4
	0.6	**(1.4)**	**(0.8)**
At 30 June 2007	**48.4**	**0.2**	**48.6**
The Income Statement charge comprises:			
Loan impairment charge/(credit)	9.0	(1.4)	7.6
Recoveries	(2.7)	-	(2.7)
Discount unwind	0.4	-	0.4
Total Income Statement charge/(credit)	**6.7**	**(1.4)**	**5.3**

6 months to 30 June 2006	On residential mortgages	On commercial property and housing association loans	Total
£m			
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 1 January 2006	**46.1**	**2.3**	**48.4**
Write-offs	(7.0)	-	(7.0)
Loan impairment charge/(credit)	8.6	(0.3)	8.3
	1.6	**(0.3)**	**1.3**
At 30 June 2006	**47.7**	**2.0**	**49.7**
The Income Statement charge comprises:			
Loan impairment charge/(credit)	8.6	(0.3)	8.3
Recoveries	(2.7)	-	(2.7)
Total Income Statement charge/(credit)	**5.9**	**(0.3)**	**5.6**

12 months to 31 December 2006	On residential mortgages	On commercial property and housing association loans	Total
£m			
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 1 January 2006	**46.1**	**2.3**	**48.4**
Write-offs	(13.9)	-	(13.9)
Loan impairment charge/(credit)	15.4	(0.7)	14.7
Discount unwind	0.2	-	0.2
	1.7	**(0.7)**	**1.0**
At 31 December 2006	**47.8**	**1.6**	**49.4**
The Income Statement charge comprises:			
Loan impairment charge/(credit)	15.4	(0.7)	14.7
Recoveries	(7.5)	-	(7.5)
Discount unwind	0.2	-	0.2
Total Income Statement charge/(credit)	**8.1**	**(0.7)**	**7.4**

13. Arrears & possessions on residential mortgages

As at		30 June 2007	30 June 2006	31 December 2006
Arrears				
Over 3 months				
Number of cases	Number	4,661	4,036	4,015
Proportion of total	%	1.30	1.25	1.20
Asset value	£m	575.1	448.8	498.9
Proportion of book	%	1.62	1.58	1.60
Possessions				
Number of cases	Number	471	360	322
Proportion of total	%	0.13	0.11	0.10
Asset value	£m	79.6	55.4	52.7
Proportion of book	%	0.22	0.20	0.17
Total arrears and possessions				
Number of cases	Number	**5,132**	**4,396**	**4,337**
Proportion of total	%	**1.43**	**1.36**	**1.30**
Asset value	£m	**654.7**	**504.2**	**551.6**
Proportion of book	%	**1.84**	**1.78**	**1.77**
Residential loan impairment balance				
As % of residential balances	%	0.14	0.17	0.15
As % of residential possessions	%	60.8	86.1	90.7

14. Secured funding

As at 30 June 2007 £m	Date of Transaction	Securitised assets	Secured funding
Securitisations			
Aire Valley Finance (No.2) plc	October 2000	396.4	393.9
Aire Valley Mortgages 2004-1 plc	October 2004	1,275.0	1,275.0
Aire Valley Mortgages 2005-1 plc	April 2005	998.5	998.5
Aire Valley Mortgages 2006-1 plc	August 2006	2,430.1	2,430.1
Aire Valley Warehousing 3 Ltd	December 2006	1,000.0	1,000.0
Aire Valley Mortgages 2007-1 plc	May 2007	2,495.1	2,495.1
		8,595.1	**8,592.6**
Covered Bonds			
Bradford & Bingley Covered Bonds LLP	May 2004	2,173.6	1,342.0
Bradford & Bingley Covered Bonds LLP	May 2006	3,372.4	2,082.1
Bradford & Bingley Covered Bonds LLP	June 2006	393.1	242.7
Bradford & Bingley Covered Bonds LLP	October 2006	686.1	423.5
Bradford & Bingley Covered Bonds LLP	June 2007	2,732.2	1,686.9
		9,357.4	**5,777.2**
Total		**17,952.5**	**14,369.8**

The covered bond programme issued further series of loan notes in June 2007:
Euro 1,250.0m with bullet maturity in June 2010, and euro 1,250.0m with bullet maturity in June 2017.

In May 2007 Aire Valley Mortgages 2007-1 plc issued £2,495.1m of multi-currency loan notes denominated in US dollars, euros and sterling to purchase a £2,495.1m share in the Master Trust.

In June 2007 Aire Valley Mortgages 2004-1 plc redeemed £500.0m of loan notes.

14. Secured funding (continued)

As at 30 June 2006 £m	Date of transaction	Securitised assets	Secured funding
Securitisations			
Aire Valley Finance (No.2) plc	October 2000	542.3	538.9
Aire Valley Mortgages 2004-1 plc	October 2004	1,775.0	1,775.0
Aire Valley Warehousing 1 Ltd	February 2005	512.5	500.0
Aire Valley Warehousing 2 Ltd	February 2005	512.5	500.0
Aire Valley Mortgages 2005-1 plc	April 2005	998.5	998.5
		4,340.8	**4,312.4**
Covered Bonds			
Bradford & Bingley Covered Bonds LLP	May 2004	1,706.2	1,342.0
Bradford & Bingley Covered Bonds LLP	May 2006	2,647.2	2,082.2
Bradford & Bingley Covered Bonds LLP	June 2006	308.6	242.7
		4,662.0	**3,666.9**
Total		**9,002.8**	**7,979.3**

As at 31 December 2006 £m	Date of transaction	Securitised assets	Secured funding
Securitisations			
Aire Valley Finance (No.2) plc	October 2000	465.4	453.2
Aire Valley Mortgages 2004-1 plc	October 2004	1,775.0	1,775.0
Aire Valley Mortgages 2005-1 plc	April 2005	998.5	998.5
Aire Valley Mortgages 2006-1 plc	August 2006	2,430.1	2,430.1
Aire Valley Warehousing 3 Ltd	December 2006	1,000.0	1,000.0
		6,669.0	**6,656.8**
Covered Bonds			
Bradford & Bingley Covered Bonds LLP	May 2004	1,945.7	1,342.0
Bradford & Bingley Covered Bonds LLP	May 2006	3,018.7	2,082.1
Bradford & Bingley Covered Bonds LLP	June 2006	351.9	242.7
Bradford & Bingley Covered Bonds LLP	October 2006	614.0	423.5
		5,930.3	**4,090.3**
Total		**12,599.3**	**10,747.1**

15. Reconciliation of changes in equity

6 months to 30 June 2007	Share capital	Share premium reserve	Capital redemption reserve	Available-for-sale reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders
£m							
As at 1 January 2007	**158.6**	**4.9**	**25.0**	**(1.5)**	**20.6**	**1,212.3**	**1,419.9**
Net change in available-for-sale instruments	-	-	-	(3.6)	-	-	(3.6)
Net change in cash flow hedges	-	-	-	-	76.4	-	76.4
Actuarial gains on post-retirement benefit obligations	-	-	-	-	-	48.8	48.8
Net (losses)/gains not recognised in the Income Statement	-	-	-	(3.6)	76.4	48.8	121.6
Profit for the financial period	-	-	-	-	-	129.0	129.0
Total recognised income/(expense)	**-**	**-**	**-**	**(3.6)**	**76.4**	**177.8**	**250.6**
Dividends	-	-	-	-	-	(84.7)	(84.7)
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	4.8	4.8
Fair value of share options taken to share option reserve	-	-	-	-	-	2.6	2.6
Deficit on share option exercises	-	-	-	-	-	(4.1)	(4.1)
Purchase of own shares	-	-	-	-	-	(18.7)	(18.7)
As at 30 June 2007	**158.6**	**4.9**	**25.0**	**(5.1)**	**97.0**	**1,290.0**	**1,570.4**

15. Reconciliation of changes in equity (continued)

6 months to 30 June 2006	Share capital	Share premium reserve	Capital redemption reserve	Available-for-sale reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders
£m							
As at 1 January 2006	**158.6**	**4.9**	**25.0**	**6.2**	**15.8**	**1,129.8**	**1,340.3**
Net change in available-for-sale instruments	-	-	-	(5.4)	-	-	(5.4)
Net change in cash flow hedges	-	-	-	-	(19.9)	-	(19.9)
Net losses not recognised in the Income Statement	-	-	-	(5.4)	(19.9)	-	(25.3)
Profit for the financial period	-	-	-	-	-	54.8	54.8
Total recognised income/(expense)	**-**	**-**	**-**	**(5.4)**	**(19.9)**	**54.8**	**29.5**
Dividends	-	-	-	-	-	(77.6)	(77.6)
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	7.2	7.2
Fair value of share options taken to share option reserve	-	-	-	-	-	2.0	2.0
Deficit on share option exercises	-	-	-	-	-	(2.8)	(2.8)
As at 30 June 2006	**158.6**	**4.9**	**25.0**	**0.8**	**(4.1)**	**1,113.4**	**1,298.6**

12 months to 31 December 2006	Share capital	Share premium reserve	Capital redemption reserve	Available-for-sale reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders
£m							
As at 1 January 2006	**158.6**	**4.9**	**25.0**	**6.2**	**15.8**	**1,129.8**	**1,340.3**
Net change in available-for-sale instruments	-	-	-	(7.7)	-	-	(7.7)
Net change in cash flow hedges	-	-	-	-	4.8	-	4.8
Actuarial gains on post-retirement benefit obligations	-	-	-	-	-	14.1	14.1
Net (losses)/gains not recognised in the Income Statement	-	-	-	(7.7)	4.8	14.1	11.2
Profit for the financial period	-	-	-	-	-	177.7	177.7
Total recognised income/(expense)	**-**	**-**	**-**	**(7.7)**	**4.8**	**191.8**	**188.9**
Dividends	-	-	-	-	-	(119.2)	(119.2)
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	7.8	7.8
Fair value of share options taken to share option reserve	-	-	-	-	-	4.6	4.6
Deficit on share option exercises	-	-	-	-	-	(2.5)	(2.5)
As at 31 December 2006	**158.6**	**4.9**	**25.0**	**(1.5)**	**20.6**	**1,212.3**	**1,419.9**

16. Capital structure

As at	30 June 2007	30 June 2006	31 December 2006
£m			
Tier 1			
Share capital and reserves	1,570.4	1,298.6	1,419.9
Deductions	(140.2)	(47.6)	(74.4)
Net pension deficit	(17.1)	71.4	50.8
Innovative tier 1	148.9	147.7	148.8
Total tier 1 capital	**1,562.0**	**1,470.1**	**1,545.1**
Upper tier 2 capital	579.3	583.5	583.8
Lower tier 2 capital	647.1	542.0	671.7
Total tier 2 capital	**1,226.4**	**1,125.5**	**1,255.5**
Deductions	(75.4)	(63.7)	(97.2)
Total capital	**2,713.0**	**2,531.9**	**2,703.4**
Risk weighted assets (£bn)	18.4	20.6	20.4
Tier 1 ratio (%)	8.5	7.1	7.6
Total capital ratio (%)	14.7	12.3	13.2

Innovative tier 1 and tier 2 subordinated liabilities exclude any fair value adjustments arising from the hedging of these instruments that are included in the consolidated Balance Sheet. Risk weighted assets are calculated according to the credit risk element of Pillar I of the Basel II Standardised approach for 2007 (2006 has not been restated).

17. Retail branch network

As at	30 June 2007	30 June 2006	31 December 2006
Number of branches			
Banking	197	205	205
Third party agents	141	143	138
Total	**338**	**348**	**343**

18. Staff numbers

	6 months to 30 June 2007	6 months to 30 June 2006	12 months to 31 December 2006
Period end total headcount	**3,129**	**3,220**	**3,154**
Average headcount			
Full time	2,478	2,522	2,511
Part time	698	652	663
Full time equivalent	**2,883**	**2,895**	**2,892**

Shareholder Information

2007 Calendar

22 August 2007	Ex-dividend date
24 August 2007	Record date
14 September 2007	Return date for Dividend Reinvestment Plan ('DRIP') elections
05 October 2007	Payment of interim dividend
29 November 2007	Pre-close trading statement

Shareholders' interests in shares at 30 June 2007*

Size of holding	Number of shareholders	%	Number of shares	%
1 – 250	852,228	89.62	211,257,414	33.30
251 – 500	76,597	8.05	30,166,998	4.76
501 – 1,000	13,196	1.38	9,443,896	1.49
1,001 – 5,000	7,663	0.81	15,228,940	2.40
5,001 – 10,000	532	0.06	3,797,310	0.60
10,001 – 100,000	433	0.05	14,029,366	2.21
100,001 – 200,000	77	0.01	10,862,713	1.71
200,001 – 500,000	86	0.01	26,851,636	4.23
500,001 – 1,000,000	49	0.00	33,676,554	5.31
1,000,001 – 5,000,000	62	0.01	131,292,119	20.69
5,000,001 – 100,000,000	14	0.00	147,817,588	23.30
Total	950,937	100.00	634,424,534	100.00

*The interests above include holdings in the Bradford & Bingley Nominee Account, certificated and uncertificated holdings.

At the close of business on 30 June 2007 the share price of Bradford & Bingley plc was 395.25p and the market capitalisation was £2.5bn.

Bradford & Bingley's 2007 Interim Results presentation will be broadcast live at 0930 hours on 26 July 2007, and will be available to view subsequently, via the following web address:

www.bbg.co.uk

Contacts

Press Office:

Nickie Aiken
Tel: +44 20 7067 5632
Fax: +44 20 7067 5656
Email: nickie.aiken@bbg.co.uk

Simon Moyse, Finsbury
Tel: +44 20 7251 3801
Email: simon.moyse@finsbury.com

Investor Relations:

Katherine Conway
Tel: +44 1274 554928
Fax: +44 1274 551022
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 1274 806341
Fax: +44 1274 551022
Email: neil.vanham@bbg.co.uk

END